March 27, 2013

Pamela Long

Assistant Director

Jessica Dickerson

Staff Attorney

United States

Securities and Exchange Commission

Washington D.C. 20549

Re:

Bauman Estate Planning, Inc.

Registration Statement on Form S-1

File No. 333-169960

RE: Income for the year just completed.

Dear Ms. Long;

Bauman Estate Planning, Inc. hereby confirms that the Company expects to report income from continuing operations attributable to the Company before taxes in the year just completed.

Regards,

/s/ Todd Bauman

Todd Bauman, President

Bauman Estate Planning, Inc.